SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
NAVIOS MARITIME ACQUISITION CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)
Y62159101
(CUSIP Number of Common Stock Underlying Warrants)
Angeliki Frangou
Navios Maritime Acquisition Corporation
85 Akti Miaouli Street
Piraeus, Greece 185 38
(011) +30-210-4595000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
WITH COPY TO:
Kenneth R. Koch, Esq.
Todd E. Mason, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, New York 10017
(212) 935-3000
CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$28,462,500	$2,029.38

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer, for a period of 20 business days, is made to holders of 25,300,000 warrants issued by Navios Maritime Acquisition Corporation in its initial public offering (“Warrants”) to exercise such Warrants at $5.65 per share in cash, or cashlessly exercising 4.25 Warrants for one share of Common Stock. The transaction value is calculated pursuant to Rule 0-11 using the average of the high and low sales price of the Warrants on July 21, 2010.

(2)	Calculated by multiplying the transaction value by 0.00007130.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration Number: N/A Filing Party: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

     The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.
     If applicable, check the appropriate boxe(s) below to designate the appropriate note provision(s)
☐	Rule 13e-4(i) (Cross-Border issuer to)

☐	Rule 14d-1(d) (CBTPTO)

Item 1.	SUMMARY TERM SHEET
     The information under the heading “Summary” in the Offer Letter filed as Exhibit (a)(1) to this Schedule TO is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION
(a)	The name of the subject company (issuer) and filing person (offeror) is Navios Maritime Acquisition Corporation, a Marshall Islands corporation (the “Company”). The address and telephone number of its principal executive offices are 85 Akti Miaouli Street, Piraeus, Greece 185 38, telephone (011) +30-210-4595000.

(b)	As of July 27, 2010, the Company has 39,235,000 warrants outstanding, including 25,300,000 warrants issued in the Company’s initial public offering that are subject to the Offer (“Public Warrants”), and 13,925,000 warrants issued in private placements prior to the Company’s initial public offering (“Private Warrants”). The Public Warrants and Private Warrants are exercisable for an aggregate of 39,225,000 shares of Common Stock of the Company, except that the shares of Common Stock issued upon exercise of the Private Warrants will be restricted pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).

(c)	Information about the trading market and price of the subject securities under “The Offer, Section 6: Price Range of Common Stock, Warrants and Units” of the Offer Letter is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON
(a)	The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is c/o Navios Maritime Acquisition Corporation, 85 Akti Miaouli Street, Piraeus, Greece 185 38, telephone (011) +30-210-4595000.
     Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “Commission”), the following persons are directors and/or executive officers of the Company:

Name	Position with the Company
Angeliki Frangou	Chairman of the Board, Chief Executive Officer
Leonidas Korres	Chief Financial Officer
Ted C. Petrone	President and Director
Nikolas Veraros	Director
John Koilalous	Director
George Galatis	Director
Anna Kalathakis	Senior Vice President — Legal Risk Management and Director
Brigitte Noury	Director

Item 4.	TERMS OF THE TRANSACTION
(a)	Information about the terms of the transaction under “The Offer, Sections 1 through 13” of the Offer Letter is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b)	None.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e)	The information under “The Offer, Section 8: Transactions and Agreements Concerning Public Warrants/Consent Solicitation” of the Offer Letter is incorporated herein by reference.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)	The information about the purpose of the transaction under “The Offer, Section 5.B.: Purpose of the Offer” is incorporated herein by reference.

(b)	Not applicable.

(c)	No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Public Warrants in connection with this offer relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1)-(8), and (10). The exercise of the Public Warrants resulting from the modification of the exercise terms would trigger the acquisition by such exercising holders of additional shares of Common Stock of the Company.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)	Not applicable.

(b)	Not applicable.

(d)	Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)	None of the Company, its directors or its executive officers own any of the Public Warrants.

Pursuant to the consent solicitation described under Section 8 of the Offer Letter, Navios Maritime Holdings Inc., the Company’s principal stockholder (“Navios Holdings”), and certain officers, directors and a former director of the Company will be entitled to exercise an aggregate of 13,925,000 Private Warrants upon and for up to 10 days after the final expiration of the Offer. If the Offer is consummated and the consent received, Navios Holdings and Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, will exercise the 13,835,000 owned by them for an aggregate of $78,167,750 in cash. The other officers, directors and the former director of the Company will have the right, but not the obligation, to exercise their Private Warrants on the same terms as are available to the holders of the Public Warrants. Such Private Warrants, issued in private placements, are identical to the Public Warrants, except that (i) the shares of Common Stock issued upon exercise of such Private Warrants will be restricted pursuant to Rule 144 under the Securities Act, and (ii) an aggregate of 6,325,000 of such Private Warrants may not be exercised until the last sale price of the Company’s Common Stock equals or exceeds $13.75 for any 20 days within any 30-trading day period beginning 90 days after the Company’s initial business combination.

There are an aggregate of 290,000 Private Warrants owned by the Company’s officers, directors and the former director, as described below:

Name	Position with the Company	Number of Private Warrants Owned
Angeliki Frangou	Chairman of the Board, Chief Executive Officer	200,000
Leonidas Korres	Chief Financial Officer	—
Ted C. Petrone	President and Director	50,000
Nikolas Veraros	Director	10,000
John Koilalous	Director	15,000
George Galatis	Director	—
Anna Kalathakis	Senior Vice President — Legal Risk Management and Director	—
Brigitte Noury	Director	—
Julian David Brynteson	Former Director	15,000
Angeliki Frangou and Ted C. Petrone are the Chairman and Chief Executive Officer, and a director, respectively, of Navios Holdings.

(b)	Not applicable.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)	Dealer Manager Agreement: In connection with the Offer, the Company has retained S. Goldman Advisors LLC as Dealer Manager. The Dealer Manager will receive an aggregate fee equal to the sum of (a) 4% of (i) the cash exercise prices paid by all Public Warrant holders, and (ii) the value of the Common Stock that is issued to all Public Warrant holders who cashlessly exercise their Public Warrants; and (b) 2% of the cash exercise prices paid by Navios Holdings and Angeliki Frangou in connection with the exercise of their Private Warrants. The Company has agreed to indemnify the Dealer Manager against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

Depositary and Information Agent: The Company has retained Continental Stock Transfer & Trust Company to act as the Depositary, and Morrow & Co., LLC to act as the Information Agent. Morrow may contact shareholders by mail, telephone, facsimile, or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward material relating to the offer to beneficial owners. Each of Continental and Morrow will receive reasonable and customary compensation for its services in connection with our Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by us against certain liabilities and expenses in connection therewith.

Item 10.	FINANCIAL STATEMENTS.
(a)	Incorporated by reference are the Company’s financial statements for the fiscal year ended December 31, 2009 that were furnished in the Company’s Annual Report on Form 20-F, the pro forma balance sheet that was furnished in the Report on Form 6-K filed June 4, 2010 and the audited financial statements of the Vessel-Owning Subsidiaries (as defined therein) that was furnished in the Report on Form 6-K filed July 26, 2010. The full text of the Annual Report on Form 20-F, as well as the other documents the Company has filed with the Commission prior to, or will file with the Commission subsequent to, the filing of this Tender Offer Statement on Schedule TO can be accessed electronically on the Commission’s website at www.sec.gov.

(b)	None.

Item 11.	ADDITIONAL INFORMATION.
(a)	(1)	Other than as set forth below, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer except that, in connection with the Offer, the Company is soliciting the consent of the Public Warrant holders to amend the terms of the 13,925,000 Private Warrants held by Navios Holdings and certain affiliates of the Company to permit the exercise of such Private Warrants on the terms of the Offer and for up to 10 days after the final expiration of the Offer. Such Private Warrants, issued in private placements, are identical to the Public Warrants, except that (i) the shares of Common Stock issued upon exercise of such Private Warrants will be restricted pursuant to Rule 144 under the Securities Act, and (ii) an aggregate of 6,325,000 of such Private Warrants may not be exercised until the last sale price of the Company’s Common Stock equals or exceeds $13.75 for any 20 days within any 30-trading day period beginning 90 days after the Company’s initial business combination.

Amending the Private Warrants requires the consent the lead underwriters of the Company’s initial public offering and a majority of 39,225,000 warrants (including the Public Warrants and the Private Warrants).

The exercise of Public Warrants pursuant to the Offer will be deemed a consent to the amendments described above and, if the minimum exercise conditions to the consummation of the Offer are achieved, the amendments will become effective. Navios Holdings and Angeliki Frangou have agreed, if the amendments are adopted, to exercise for cash all 13,835,000 Private Warrants they own at $5.65 per share, resulting in gross proceeds to the Company of $78,167,750 within 10 days of the final expiration of the Offer. In addition, certain officers, directors and a former officer of the Company have the right, but not the obligation, to exercise the Private Warrants they respectively own on the same terms as the Public Warrants, except that the shares of Common Stock issued upon exercise of the Private Warrants, including Private Warrants exercised by Navios Holdings and Ms. Frangou, will be restricted pursuant to Rule 144 under the Securities Act. If such individuals exercise their Private Warrants at $5.65 per share, it would result in gross proceeds to the Company of $508,500.

(2)	There are no applicable regulatory requirements or approvals needed for the Offer.

(3)	There are no applicable anti-trust laws.

(4)	The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.

(5)	None.
(b)	None.

Item 12.	EXHIBITS.
The following are attached as exhibits to this Schedule TO:
(a)	(1)	Offer Letter to Warrant holders, dated July 27, 2010.
(2)	Letter of Transmittal.

(3)	Notice of Guaranteed Delivery.

(4)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(5)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(6)	Prospectus dated May 27, 2010 (File No. 333-151707), which includes subsequently filed Reports on Form 6-K that are incorporated therein by reference (Incorporated by reference to the Company’s Prospectus dated May 27, 2010).

(7)	Annual Report on Form 20-F for the year ending December 31, 2009 (Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ending December 31, 2009, filed on January 29, 2010).

(8)	Form 6-K dated May 28, 2010 and filed June 4, 2010 (Incorporated by reference to the Form 6-K dated May 28, 2010 and filed on June 4, 2010).

(9)	Form 6-K dated July 18, 2010 (Incorporated by reference to the Form 6-K dated July 18, 2010 and filed on July 26, 2010).

(10)	Press Release dated July 27, 2010 (Incorporated by reference to the Form 6-K dated July 27, 2010 and filed on July 27, 2010).

(11)	Form of Amendment to Warrant Agreement.
(b)	Not applicable.

(d)	Not applicable.

(g)	None.

(h)	Not applicable.

Item 13.	NOT APPLICABLE.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Name:	Angeliki Frangou
Title:	Chairman and Chief Executive Officer
Date: July 27, 2010